

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Basil Wilson
Co Chief Executive Officer
Color Star Technology Co., Ltd.
800 3rd Avenue, Suite 2800
New York, NY 10022

      Re: Color Star Technology Co., Ltd.
            Registration Statement on Form F-3
            Filed May 26, 2021
            File No. 333- 256508

Dear Mr. Wilson :

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Hannah Menchel at 202-551-5702 or Pam Howell at 202-551-3357 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Real Estate & Construction